

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Candice J. Wells
Vice President, Assistant General
  Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re:** **LinnCo, LLC**
> **Linn Energy, LLC**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed October 22, 2013**
> **Response Letters Dated October 21, 2013, October 24, 2013, and October 25,**
>   **2013**
> **File No. 333-187484**
>
> **Linn Energy, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-51719**

Dear Ms. Wells:

      We have reviewed your amended registration statement and letters dated October 21, 2013, October 24, 2013, and October 25, 2013, and we have the following comments. We have limited our review of your registration statement and other public filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4

General

1.   We note the draft language for the proposed risk factor entitled "The merger will not be completed on or prior to October 31, 2013 …" in your response letter dated October 24, 2013. We note in particular your statements that "LINN, LinnCo or Berry may unilaterally terminate the merger agreement"; "it is possible that Berry could terminate the merger agreement" and "LINN, LinnCo and Berry could potentially amend the merger agreement to, among other things, increase the exchange ratio and extend the End Date." Please advise us as to the nature and content of any communications that have occurred between LINN and LinnCo (and their counsel and representatives) and Berry (and their counsel and representatives) with regard to the possibility of terminating or amending the merger agreement and the status of any negotiations in that regard. We may have further comments after reviewing your response.

The LinnCo Annual Meeting, page 66

Merger-Related Proposals, page 68

LinnCo Proposal No. 2 and 3 – LinnCo LLC Agreement Amendments, page 68

2.   We note your response to our prior comment 1 and the related revisions you have made in Amendment No. 5 with regard to LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B. However, we note that the following language still appears on page 70: "In the event that both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are not approved by the LinnCo shareholders, the merger cannot be consummated and the amendment to the limited liability company agreement will not be effective. In the event both proposals are approved by the LinnCo shareholders, but the merger is not consummated, the amendment to the limited liability company agreement will not be effective." Please revise this language to add additional clarification concerning what will happen if only one of the two proposals is approved (i.e. if only Proposal A is approved, and alternatively if only Proposal B is approved).

Distribution Practices, page 234

3.   Disclosure in the introductory paragraph to the table on page 235 indicates that the table shows details regarding discretionary adjustments made by the LINN board of directors in "determining the periodic distribution amounts". Separately, the table on page 235 includes a caption titled "Discretionary adjustments *to arrive at amounts distributed*." Finally, the explanation provided in footnote 7 to the table indicates your adjustments for working capital are necessary to show the historical amounts LINN's board of directors

determined were *"available for distribution"*. However, based on the discussion on page 234, we understand that the information included in the table on page 235 is reviewed by LINN's board, together with other information, in considering whether to increase, decrease or maintain current distributions. That is, the information in the table is used to assess distribution levels and not to determine distribution levels. If our understanding is incorrect, please explain this to us. Otherwise, revise the introductory section and other parts of the tabular presentation on page 235 to clarify how this information is used.

4.   Revise note 1 to the tabular presentation of information regarding your discretionary reductions for a portion of oil and natural gas development costs to clarify that the estimated costs and quantities do not represent actual activities or the related costs or reserve conversions or additions. Add references to locations where historical information regarding reserve conversions or additions and related costs can be found.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Candice J. Wells
Linn Energy, LLC
October 25, 2013
Page 4

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Karl Hiller, Branch Chief, at (202) 551-3686 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Anne Nguyen Parker at (202) 551-3611 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Michael E. Diller
        Latham & Watkins LLP